UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Ranpak Holdings Corp.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
75321W103
(CUSIP Number)

Richard D. Holahan, Jr. JS Capital Management LLC 888 Seventh Avenue, 40th Floor New York, NY 10106 (212) 655-7188
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75321W103	Schedule 13D/A	Page 2 of 5

1	NAMES OF REPORTING PERSONS JS Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,976,911
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,976,911
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,976,911
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON OO (limited liability company)

CUSIP No. 75321W103	Schedule 13D/A	Page 3 of 5

1	NAMES OF REPORTING PERSONS Jonathan Soros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,976,911
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,976,911
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,976,911
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 75321W103	Schedule 13D/A	Page 4 of 5

Explanatory Note: Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, this Amendment No. 4 to Schedule 13D (the “Fourth Amendment”) amends and supplements certain items of the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2019 by JS Capital Management LLC (“JSCM”) and Jonathan Soros, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the SEC on December 13, 2019 by JSCM and Mr. Soros, and as further amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the SEC by JSCM and Mr. Soros on August 7, 2020 and Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the SEC by JSCM and Mr. Soros on September 10, 2020 (the Original Schedule 13D together with Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Amended Schedule 13D”). Items 4 and 5 of the Amended Schedule 13D hereby are amended to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Amended Schedule 13D shall remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Schedule 13D.

This Fourth Amendment is filed pursuant to the Joint Filing Agreement as executed by the Reporting Persons listed on the cover pages to this Fourth Amendment. The Joint Filing Agreement, filed as Exhibit 1 to the Original Schedule 13D, is incorporated herein by reference.

Item 4.       Purpose of Transaction.

Item 4 of the Amended Schedule 13D is amended by adding the following paragraph immediately at the end of “Conversion of Series B Stock and Earnout Agreement” therein:

On January 22, 2021, the Earnout Condition relating to the closing price of the Class A Stock was deemed satisfied (January 22, 2021 constituted the 20th trading day within a period of 30 consecutive trading days on which the closing price of the Class A Stock equaled or exceeded $12.50 per share). Accordingly, the Anchor Investor Shares are no longer subject to forfeiture under the Anchor Earnout Agreement.

Item 5.      Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is amended and restated in its entirety, as follows:

The information set forth in Items 4 and 6 hereof, as amended from time to time, is incorporated in this Item 5 by reference, as applicable.

(a)       The aggregate number and percentage of shares of Class A Stock to which this Schedule 13D relates is 29,976,911 shares of Class A Stock, constituting approximately 43.4% of the Issuer’s outstanding shares of Class A Stock. The aggregate number and percentage of shares of Class A Stock reported herein are based upon 68,999,035 shares of Class A Stock outstanding as of November 4, 2020, as indicated by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.

(b)       Each of JSCM and Mr. Soros, as managing member of JSCM, has sole voting and investment power with respect to all shares reported under this Schedule 13D.

(c)       The Reporting Persons have not engaged in any transaction during the past 60 days involving shares of common stock of the Issuer.

(d)       The members of JS Capital are entitled to receive, or have the power to direct receipt of, dividends from or the proceeds from the sale of the shares of Class A Stock and warrants held for the account of JS Capital.

(e)       Not applicable.

CUSIP No. 75321W103	Schedule 13D/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2021

JS CAPITAL MANAGEMENT LLC

/s/ RICHARD D. HOLAHAN, JR.
By: Richard D. Holahan, Jr.
Title: Vice President

/s/ JONATHAN SOROS
Jonathan Soros